Exhibit 10.13

Opportunity License Agreement

Ameri Metro, Inc

This Opportunity License Agreement is established this 24 day of May 2012 buy and between And Ameri Metro, Inc. hereinafter called party 'A'

And

A) HSR Freight Line, Inc.
B) HSR Passenger Services, Inc.
C) HSR Technologies, Inc.
D) HSR Logistics, Inc.
E) SJM International Airport, Inc.
F) Port of Ostia, Inc.
G) Port of De Claudius, Inc.

Entities A to G listed above hereinafter collectively called party 'B'

BACK GROUND:

A) HSR Freight Line, Inc.
B) HSR Passenger Services, Inc.
C) HSR Technologies, Inc.
D) HSR Logistics, Inc.
E) SJM International Airport, Inc.
F) Port of Ostia, Inc.
G) Port of De Claudius, Inc.

under certain arrangement holds vertical and horizontal development rights for the development long the 357 miles of the four-lane of Alabama toll road "ATFI", In the state of Alabama.

Party A and Party B. have come to a mutually agreement and has determined that it is in the best interest of each party to established opportunity license agreement for providing develop plans, and then coordinate and supervise the financing, construction and development of such transportation projects by bringing together the resources, plans, financing, approvals and technology needed to implement such transportation systems for fee.

THEREFOR NOW:

1) Ameri metro Inc. via this opportunity license agreement issues and grants opportunity license for fee to party "B" For period 25 year.



2) Opportunity license fee is in form of 25 % ownership interest in each of the interties listed A to G.

3) Each entity shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. No later than thirty days pass each quarter.

4) The entities list from A to G shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: If any profits to be paid it shall be before taxes it is be paid to Ameri Metro, Inc.

7) Distribution of deprecation: Ameri Metro will enjoy the full 25% of the distribution of all deprecation during the construction period.

8) Holding hold harmless: Each party shall hold harmless one another. And shall be sole responsible for its own action neither party will act in any manor that it sacrifices the other for its own gains and befits each party to be vigilant to protect and defended the other without compromising the law and ethics.

9) Buy and sell clause: any of the entities listed as part of party B at its option my Buy out Ameri metro by giving 120 days' notice to Ameri Metro, Inc. Buy out Ameri metro interest at fair market value.

Please indicate your acceptance of this Opportunity License Agreement as herein below

As to party B

ACCEPTED AND AGREED TO THIS 24 DAY OF MAY, 2012.

____

Shah Mathias sole holder of 75 % of interest listed as Party B

As To: Ameri Metro, Inc.

ACCEPTED AND AGREED TO THIS 24 DAY OF MAY, 2012.

James L. Becker

Ameri Metro, Inc. Pres.

Opportunity License Agreement

Ameri Metro, Inc. And Slater & West Inc.

This Opportunity License Agreement is established this 24 day of May 2012 buy and between And Ameri Metro, Inc. And SLATER & WEST,INC..

BACK GROUND: Ameri Metro, Inc. under certain arrangement holds vertical and horizontal development rights for the development of all 357 miles of the four-lane of Alabama toll road "ATFI", including:

A) ATFI office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

In the state of Alabama. Ameri Metro, Inc. And Slater & West, Inc. Both parties have mutually agreed for the best interest of each party to established opportunity license agreement for providing provide contract administration services and handle all work force H R matters, while also providing back ground checks and providing loss prevention services the fallowing.

A) ATFI toll road and office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

THEREFOR NOW:

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to SLATER & WEST,INC.. For period 25 year.

2) Opportunity license fee is in form of 25 % ownership interest in Slater & West, Inc.

3) Slater & West, Inc. shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. No later than thirty days pass each quarter.

4) Slater & West, Inc. shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: if any all profits before taxes to be paid to Ameri Metro, Inc.

7) Distribution of deprecation: Ameri Metro will enjoy the full 25% of the distribution of all deprecation during the construction period.

8) Holding hold harmless: Each party shall hold harmless one another. And shall be sole responsible for its own action neither party will act in any manor that it sacrifice the other for its own gains and befits each party to be vigilant to protect and defended the other without compromising the law and ethics .

9) Buy and sell clause: Slater & West, Inc. At its option my by giving 120 days' notice to Ameri Metro, Inc. Buy out Ameri metro interest at fair market value.

Please indicate your acceptance of this Opportunity License Agreement as herein below

As Slater & West. Inc.

ACCEPTED AND AGREED TO THIS ___24___ DAY OF ___MAY___, 2012.

_____
Slater & West, Inc.

As To: Ameri Metro, Inc.

ACCEPTED AND AGREED TO THIS ___24ᵗʰ___ DAY OF ___May___, 2012.

_____
Ameri Metro, Inc.

Opportunity License Agreement

Ameri Metro, Inc. And Malibu Homes, Inc.

This Opportunity License Agreement is established this 24 day of May 2012 buy and between Ameri Metro, Inc. And Malibu Homes, Inc.

BACK GROUND: Ameri Metro, Inc. under certain arrangement holds vertical and horizontal development rights for the development of all 357 miles of the four-lane of Alabama toll road "ATFI", including:

A) ATFI office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.

In the state of Alabama. Ameri Metro, Inc. And Penn Insurance Services LLC. Both parties have mutually agreed for the best interest of each party to established opportunity license agreement for the fallowing.
A) ATFI toll road and office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.

THEREFOR NOW:

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to Malibu Homes, Inc. for period 25 year.

2) Opportunity license fee is in form of 25 % ownership interest in Malibu Homes, Inc.

3) Malibu Homes, Inc. shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. No later than thirty days pass each quarter.

4) Malibu Homes, Inc. shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: if any all profits before taxes to be paid to Ameri Metro, Inc.

7) Distribution of deprecation: Ameri Metro will enjoy the full 25% of the distribution of all deprecation during the construction period.

8) Holding hold harmless: Each party shall hold harmless one another. And shall be sole responsible for its own action neither party will act in any manor that it sacrifice the other for its own gains and befits each party to be vigilant to protect and defended the other without compromising the law and ethics .

10) Buy and sell clause: Malibu Homes, Inc., at its option my by giving 120days notice to Ameri Metro, Inc. Buy out Ameri metro interest at fair market value.

Please indicate your acceptance of this Opportunity License Agreement as herein below

As To Malibu Homes, Inc..

ACCEPTED AND AGREED TO THIS ____24____ DAY OF ____May____, 2012.

_____
Malibu Homes, Inc.

As To: Ameri Metro, Inc.

ACCEPTED AND AGREED TO THIS ____24____ DAY OF ____MAY____, 2012.

_____
Ameri Metro, Inc.

Opportunity License Agreement

Ameri Metro, Inc. And Eastern Development & Design, Inc.

This Opportunity License Agreement is established this 24 day of May 2012 buy and between And Ameri Metro, Inc. And Cape Horn Abstracting.

BACK GROUND: Ameri Metro, Inc. under certain arrangement holds vertical and horizontal development rights for the development of all 357 miles of the four-lane of Alabama toll road "ATFI", including:

A) ATFI office building
B) HSR Freight Line. Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies. Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia. Inc.
H) Port of De Claudius. Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes. Inc.

In the state of Alabama. Ameri Metro, Inc. And Eastern Development & Design, Inc. Both parties have mutually agreed for the best interest of each party to established opportunity license agreement for providing Civil Engineering. design serveries the fallowing.
A) ATFI toll road and office building
B) HSR Freight Line. Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies. Inc.
E) HSR Logistics, Inc.
F) SJM International Airport. Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

THEREFOR NOW:

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to Cape Horn Abstracting. For period 25 year.

2) Opportunity license fee is in form of 25 % ownership interest in Eastern Development & Design, Inc.

3) Eastern Development & Design, Inc. shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. No later than thirty days pass each quarter.

4) Eastern Development & Design, Inc. shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: if any all profits before taxes to be paid to Ameri Metro, Inc.

7) Distribution of deprecation: Ameri Metro will enjoy the full 25% of the distribution of all deprecation during the construction period.

8) Holding hold harmless: Each party shall hold harmless one another. And shall be sole responsible for its own action neither party will act in any manor that it sacrifice the other for its own gains and befits each party to be vigilant to protect and defended the other without compromising the law and ethics .

9) Buy and sell clause: Eastern Development & Design, Inc. At its option my by giving 120 days' notice to Ameri Metro, Inc. Buy out Ameri metro interest at fair market value.

Please indicate your acceptance of this Opportunity License Agreement as herein below

As Eastern Development & Design, Inc.

ACCEPTED AND AGREED TO THIS ___24___ DAY OF ___MAY___, 2012.

_____
Eastern Development & Design, Inc.

As To: Ameri Metro, Inc.

ACCEPTED AND AGREED TO THIS ___24th___ DAY OF ___May___, 2012.



_____
Ameri Metro, Inc.

Opportunity License Agreement

Ameri Metro, Inc. And Lord Chauffeurs LTD.

This Opportunity License Agreement is established this 24day of May 2012 buy and between Ameri Metro, Inc. And Lord Chauffeurs LTD.

BACK GROUND: Ameri Metro, Inc. under certain arrangement holds vertical and horizontal development rights for the development of all 357 miles of the four-lane of Alabama toll road "ATFI", including:

A) ATFI office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

In the state of Alabama. Ameri metro Inc. And Lord Chauffeurs LTD both parties have mutually agreed for the best interest of each party to established opportunity license agreement for passenger ground transporting service for the fallowing location.
A) ATFI toll road and office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

THEREFOR NOW:

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to Lord Chauffeurs LTD for period 25 year

2) Opportunity license fee is in form of 25 % ownership interest in Lord Chauffeurs LTD.

3) Lord Chauffeurs LTD. shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. No later than thirty days pass each quarter.

4) Lord Chauffeurs LTD. shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: if any all profits before taxes to be paid to Ameri Metro, Inc.

7) Distribution of deprecation: Ameri Metro will enjoy the full 25% of the distribution of all deprecation during the licensing period.

8) Holding hold harmless: Each party shall hold harmless one another. And shall be sole responsible for its own action neither party will act in any manor that it sacrifice the other for its own gains and befits each party to be vigilant to protect and defended the other without compromising the law and ethics .

10) Buy and sell clause: Lord Chauffeurs LTD. at its option my by giving 120 days notice to Ameri Metro, Inc. Buy out Ameri metro interest at fair market value.

Please indicate your acceptance of this Opportunity License Agreement as herein below

As To: Lord Chauffeurs LTD.

ACCEPTED AND AGREED TO THIS _24_ DAY OF _MAY_, 2012.

_____
Lord Chauffeurs LTD.

As To: Ameri Metro, Inc.

ACCEPTED AND AGREED TO THIS_____ DAY OF _____, 2012.

As To: Ameri Metro, Inc.

ACCEPTED AND AGREED TO THIS_24_ DAY OF _MAY_, 2012.

Ameri Metro, Inc. _____

_____
Ameri Metro, Inc.

Opportunity License Agreement

Ameri Metro, Inc. And Cape Horn Abstracting

This Opportunity License Agreement is established this 24 day of May 2012 buy and between
And Ameri Metro, Inc. And Cape Horn Abstracting.

BACK GROUND: Ameri Metro, Inc. under certain arrangement holds vertical and horizontal
development rights for the development of all 357 miles of the four-lane of Alabama toll road
"ATFI", including:

A) ATFI office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

In the state of Alabama. Ameri Metro, Inc. And Cape Horn Abstracting, Inc. Both parties
have mutually agreed for the best interest of each party to established opportunity license
agreement for providing title insurance and closing serveies the fallowing.
A) ATFI toll road and office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.
THEREFOR NOW:

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to Cape Horn
Abstracting. For period 25 year.

2) Opportunity license fee is in form of 25 % ownership interest in Cape Horn Abstracting, Inc.

3) Cape Horn Abstracting, Inc. shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. No later than thirty days pass each quarter.

4) Cape Horn Abstracting, Inc. shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: if any all profits before taxes to be paid to Ameri Metro, Inc.

7) Distribution of deprecation: Ameri Metro will enjoy the full 25% of the distribution of all deprecation during the construction period.

8) Holding hold harmless: Each party shall hold harmless one another. And shall be sole responsible for its own action neither party will act in any manor that it sacrifice the other for its own gains and befits each party to be vigilant to protect and defended the other without compromising the law and ethics .

9) Buy and sell clause: Cape Horn Abstracting. At its option my by giving 120days notice to Ameri Metro, Inc. Buy out Ameri metro interest at fair market value.

Please indicate your acceptance of this Opportunity License Agreement as herein below

As To Cape Horn Abstracting .Inc.

ACCEPTED AND AGREED TO THIS ___24___ DAY OF ___May___, 2012.

_____

Cape Horn Abstracting .Inc.

As To: Ameri Metro, Inc.

ACCEPTED AND AGREED TO THIS ___24th___ DAY OF ___May___, 2012.

_____

Ameri Metro, Inc.

Opportunity License Agreement

Ameri Metro, Inc. And Penn Insurance Services LLC

This Opportunity License Agreement is established this 24 day of May 2012 buy and between
And Ameri Metro, Inc. And Penn Insurance Services LLC.

BACK GROUND: Ameri Metro, Inc. under certain arrangement holds vertical and horizontal
development rights for the development of all 357 miles of the four-lane of Alabama toll road
"ATFI", including:

> A) ATFI office building
> B) HSR Freight Line, Inc.
> C) HSR Passenger Services, Inc.
> D) HSR Technologies, Inc.
> E) HSR Logistics, Inc.
> F) SJM International Airport, Inc.
> G) Port of Ostia, Inc.
> H) Port of De Claudius, Inc.
> I) Atlantic Energy & Utility Products, Inc.
> J) Malibu Homes, Inc.

> In the state of Alabama. Ameri Metro, Inc. And Penn Insurance Services LLC. Both parties
> have mutually agreed for the best interest of each party to established opportunity license
> agreement for the fallowing.
> A) ATFI toll road and office building
> B) HSR Freight Line, Inc.
> C) HSR Passenger Services, Inc.
> D) HSR Technologies, Inc.
> E) HSR Logistics, Inc.
> F) SJM International Airport, Inc.
> G) Port of Ostia, Inc.
> H) Port of De Claudius, Inc.
> I) Atlantic Energy & Utility Products, Inc.
> J) Malibu Homes, Inc.

THEREFOR NOW:

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to Penn
Insurance Services LLC.for period 25 year.

2) Opportunity license fee is in form of 25 % ownership interest in Penn Insurance Services LLC

Opportunity License Agreement

Atlantic Energy & Utility Products. Inc. And Ameri Metro. Inc.

This Opportunity License Agreement is established this 18 day of April 2012 buy and between Atlantic Energy & Utility Products. Inc. And Ameri Metro. Inc.

BACK GROUND: Ameri Metro. Inc. under certain arrangement holds vertical and horizontal development rights for the development of all 357 miles of the four-lane of Alabama toll road "ATFI". including:

A) ATFI office building
B) HSR Freight Line. Inc.
C) HSR Passenger Services. Inc.
D) HSR Technologies. Inc.
E) HSR Logistics. Inc.
F) SJM International Airport. Inc.
G) Port of Ostia. Inc.
H) Port of De Claudius. Inc.
I) Malibu Homes. Inc.

In the state of Alabama. Atlantic Energy & Utility Products. Inc. And Ameri metro Inc. Both parties have mutually agreed for the best interest of each party to established opportunity license agreement for providing Energy & Utility Products and services to the fallowing.
A) ATFI toll road and office building
B) HSR Freight Line. Inc.
C) HSR Passenger Services. Inc.
D) HSR Technologies. Inc.
E) HSR Logistics. Inc.
F) SJM International Airport. Inc.
G) Port of Ostia. Inc.
H) Port of De Claudius. Inc.
I) Malibu Homes. Inc.

THEREFOR NOW:

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to Atlantic Energy & Utility Products. Inc.

2) Opportunity license fee is in form of 25 % ownership interest in Atlantic Energy & Utility Products. Inc.

3) Atlantic Energy & Utility Products, Inc .shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. No later than thirty days pass each quarter.

4) Atlantic Energy & Utility Products, Inc. shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: if any all profits before taxes to be paid to Ameri Metro, Inc.

7) Distribution of deprecation: Ameri Metro will enjoy the full 25% of the distribution of all deprecation during the construction period ONLY .And 25/75 split thereafter.(25%Ameri)

8) Subsequent contribution: Ameri metro will invest $1,000,000.00 over next 24 month in to Atlantic Energy & Utility Products, Inc. With life time cap of $2,000,000.00.dollars.

9) Holding hold harmless: Each party shall hold harmless one another. And shall be sole responsible for its own action neither party will act in any manor that it sacrifice the other for its own gains and befits each party to be vigilant to protect and defended the other without compromising the law and ethics .

10) Buy and sell clause: Atlantic Energy & Utility Products, Inc. at its option my by giving 120days notice to Ameri Metro, Inc. Buy out Ameri metro interest at fair market value.

Please indicate your acceptance of this Opportunity License Agreement as herein below

As To: Atlantic Energy & Utility Products, Inc.

ACCEPTED AND AGREED TO THIS 18 DAY OF April, 2012.

[signature]

Atlantic Energy & Utility Products, Inc.

As To: Ameri Metro, Inc.

ACCEPTED AND AGREED TO THIS 18th DAY OF April, 2012.

[signature] CFO.

Ameri Metro, Inc. NARESH NAGUMANTRI - CFO.

Opportunity License Agreement

Ameri Cement, Inc. And Ameri Metro, Inc.

This Opportunity License Agreement is established this 18 day of April 2012 buy and between Ameri Cement, Inc. And Ameri Metro, Inc.

BACK GROUND: Ameri Metro, Inc. under certain arrangement holds vertical and horizontal development rights for the development of all 357 miles of the four-lane of Alabama toll road "ATFI", including:

A) ATFI office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

In the state of Alabama. Ameri Cement, Inc. And Ameri metro Inc. Both parties have mutually agreed for the best interest of each party to established opportunity license agreement for the fallowing.

A) ATFI toll road and office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

THEREFOR NOW:

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to Ameri Cement, Inc.

2) Opportunity license fee is in form of 25 % ownership interest in Ameri Cement, Inc.

3) Ameri Cement, Inc. shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. No later than thirty days pass each quarter.

4) Ameri Cement, Inc. shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: if any all profits before taxes to be paid to Ameri Metro, Inc.

7) Distribution of deprecation: Ameri Metro will enjoy the full 25% of the distribution of all deprecation during the construction period.

8) Subsequent contribution: Ameri metro will invest $1,000,000.00 over next 24 month in to Ameri cement, Inc. With life time cap of $2,000,000.00.dollars.

9) Holding hold harmless: Each party shall hold harmless one another. And shall be sole responsible for its own action neither party will act in any manor that it sacrifice the other for its own gains and befits each party to be vigilant to protect and defended the other without compromising the law and ethics .

10) Buy and sell clause: Ameri cement. Inc. at its option my by giving 120days notice to Ameri Metro, Inc. Buy out Ameri metro interest at fair market value.

Please indicate your acceptance of this Opportunity License Agreement as herein below

As To: Ameri Cement, Inc.

ACCEPTED AND AGREED TO THIS 18th DAY OF April, 2012.

[signature]

Ameri Cement, Inc.

As To: Ameri Metro, Inc.

ACCEPTED AND AGREED TO THIS 18th DAY OF April, 2012.

[signature] CFO.

Ameri Metro, Inc. / NARESH G MIRCHANDANI CFO.

Opportunity License Agreement

Ameri Metro, Inc. And Platinum Media, Inc.

This Opportunity License Agreement is established this 24 day of May 2012 buy and between And Ameri Metro, Inc. And Cape Horn Abstracting.

BACK GROUND: Ameri Metro, Inc. under certain arrangement holds vertical and horizontal development rights for the development of all 357 miles of the four-lane of Alabama toll road "ATFI", including:

A) ATFI office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

In the state of Alabama. Ameri Metro, Inc. And Platinum Media, Inc. Both parties have mutually agreed for the best interest of each party to established opportunity license agreement for providing provide contract administration services and handle all work force H R matters, while also providing back ground checks and providing loss prevention services will provide all media related services, including outdoor signage along the 357 miles of Alabama toll road, indoor signage at the airport and ports, all directional signage, and street signage on the roadways.

In addition, it will provide press and public relations, event broadcasting, and facilities broadcasting franchise rights. The company will also provide graphic arts services to the engineering and architectural departments for fee, including but not limited to media printing services. And it will provide services to airport and inland ports with closed circuit videos. It will handle all advertisement and promotional services, as well as media service for the fallowing.

A) ATFI toll road and office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.

J) Malibu Homes, Inc.

THEREFOR NOW:

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to Cape Horn Abstracting. For period 25 year.

2) Opportunity license fee is in form of 25 % ownership interest in Platinum Media, Inc.

3) Platinum Media, Inc. shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. No later than thirty days pass each quarter.

4) Platinum Media, Inc. shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: if any all profits before taxes to be paid to Ameri Metro, Inc.

7) Distribution of deprecation: Ameri Metro will enjoy the full 25% of the distribution of all deprecation during the construction period.

8) Holding hold harmless: Each party shall hold harmless one another. And shall be sole responsible for its own action neither party will act in any manor that it sacrifice the other for its own gains and befits each party to be vigilant to protect and defended the other without compromising the law and ethics .

9) Buy and sell clause: Platinum Media, Inc. At its option my by giving 120days notice to Ameri Metro, Inc. Buy out Ameri metro interest at fair market value.

Please indicate your acceptance of this Opportunity License Agreement as herein below As Platinum Media, Inc.

ACCEPTED AND AGREED TO THIS 24 DAY OF MAY, 2012.

As To: Ameri MetrPlatinum Media, Inc. [signature]

ACCEPTED AND AGREED TO THIS 24 DAY OF May, 2012.

[signature]

Ameri Metro, Inc.